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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC 110

SEC FILE NO.
8- 48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nikoh Securities Corporation

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Lake Cook Road, Suite 140
(No. and Street)

Deerfield	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Gary S. Hokin (847) 897-8105
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Company, LLC
(Name -- if individual, last, first, middle name)

231 South LaSalle, Suite 650	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary S. Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Nikoh Securities Corporation, as of

December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Subscribed and sworn to before me
this 18th Day of February 2011
in Chicago, County of Cook, State of Illinios
[signature]
Notary Public

OFFICIAL SEAL
TOMI L. SAMUELS
Notary Public - State of Illinois
My Commission Expires Dec 04, 2012

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Nikoh Securities Corporation
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2010

Contents

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To Sole Stockholder
Nikoh Securities Corporation
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation, (an Illinois Corporation), (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 12 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934.

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Michael J. Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 18, 2011

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2010

Revenue		
Concessions	$	187,403
Change in unrealized gain on marketable securities		15,640
Interest and dividends		202
Other income		78
Total revenue	$	203,323
Expenses		
Salary, payroll taxes and pension	$	106,191
Other operating expenses		41,928
Professional fees		12,935
Rent and occupancy		16,309
Dues and fees		3,504
Total expenses	$	180,867
Income before provision for income taxes	$	22,456
Provision for income taxes:		
Illinois personal property replacement tax - current		100
Illinois personal property replacement tax - deferred		270
Net income	$	22,086

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	7,859
Concessions and fees receivable		7,980
Marketable securities owned, at market value (identified cost - $79,991)		94,920
Other assets		14,476
Total assets	$	125,235

Liabilities and Stockholder's Equity

Accrued expenses	$	5,555
Illinois personal property replacement tax payable - deferred		225
Illinois personal property replacement tax payable - current		100
Total liabilities	$	5,880

Stockholder's Equity

Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding)	$	100
Additional Paid-in Capital		51,584
Retained earnings		67,671
Total stockholder's equity	$	119,355
Total liabilities and stockholder's equity	$	125,235

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	$ 100	$ 31,584	$ 58,623	90,307
Contribution	-	20,000	-	20,000
Dividends	-	-	(13,038)	(13,038)
Net income for year	-	-	22,086	22,086
Balance at December 31, 2010	$ 100	$ 51,584	$ 67,671	119,355

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows From Operating Activities:		
Net income		$ 22,086
Adjustments to reconcile net income to net cash used in operating activities:		
Change in:		
Concessions and fees receivable	$ (339)	
Unrealized gain on marketable securities	(15,640)	
Other assets	(12,080)	
Accrued expenses	(1,304)	
Illinois personal property replacement taxes payable - deferred	225	
Illinois personal property replacement taxes payable - current	47	
		(29,091)
Net cash used in operations		$ (7,005)
Cash Flows Provided By Financing Activities:		
Contribution by shareholder		20,000
Dividends to shareholder		(13,038)
Cash provided by financing activities		$ 6,962
Net decrease in cash		$ (43)
Cash Balance at January 1, 2010		7,902
Cash Balance at December 31, 2010		$ 7,859

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$100
Interest payments	-

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NIKOH SECURITIES CORPORATION
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Nature of Business
Nikoh Securities Corporation (the "Company") is a limited (mutual funds and/or variable annuities) broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns concessions for introducing customer accounts to other broker-dealers, mutual funds, variable annuity concerns, time deposits, 529 plans and 401k's.

Revenue Recognition
Concession revenue and related expenses are recorded on trade date that is the date when the transaction originated.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

On July 13, 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48) which is now codified in ASC 740-10, *Income Taxes*. ASC 740-10 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the footnotes of the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or reduction of a tax benefit in the current year. For the year ended December 31, 2010, management has determined the there are no uncertain provisions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value
In determining fair value, the Fund uses various valuation approaches. Accounting Standard Codification No. 820, *Fair Value Measurements and Disclosures* (FASB ASC 820) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The adoption of FASB ASC 820 did not have a material impact on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recently Issued Accounting Pronouncements
Effective July 1, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standard Codification No. 815, *Derivatives and Hedging* (FASB ASC 815). FASB ASC 815 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. FASB ASC 815 did not have an impact on the Company's financial statements.

NOTE 2 - MARKETABLE SECURITIES OWNED

Securities owned represent four thousand (4,000) shares of The NASDAQ Stock Market, Inc. and are carried on the statement of financial condition at market or quoted value as provided by the respective exchange closing price and the resulting change in unrealized (loss) is included in the statement of operations. The change in unrealized gain on marketable securities included in the statement of income from a stock position at December 31, 2010 was $15,640.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital requirements and net capital of $5,000 and $83,469, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

NOTE 4 - PENSION PLAN

The Company adopted both a profit sharing and salary deferral plan which provides for employees and owner's salary compensation reductions. The employer will not make any matching contributions to the salary deferral plan. At December 31, 2010, the Company did not fund any profit sharing obligations for the year under this plan.

NOTE 5 – COMMITMENTS

The Company renewed a new lease with an unrelated party beginning December 1, 2010 which expires on September 30, 2012. The minimum annual rentals for office space and operating expenses at December 31, 2010 are approximately as follows:

Year Ending December 31,	Amount
2011	$12,600
2012	9,450
Total	$22,050

NOTE 5 – COMMITMENTS (continued)

The Company had rent expense of approximately $12,600 for the period.

NOTE 6 – FAIR VALUE OF MARKETABLE SECURITIES OWNED

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Investments in securities				
Marketable securities owned at fair value	$ 94,920	$ -	$ -	$ 94,920
Total investments in securities securities	$ 94,920	$ -	$ -	$ 94,920

NOTE 7 – SUBSEQUENT EVENTS

Management evaluated all events that occurred from January 1, 2011 through February 18, 2011, the date the financial statements were available to be issued. During the period, the Company did not have any material recognizable subsequent events.

Supplementary Schedules

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2010**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	119,355	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					119,355	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	119,355	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	9,190	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges			3600			
	D. Other deductions and/or charges			3610		(9,190)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	110,165	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities		14,238	3734			
	D. Undue Concentration		12,458	3650			
	E. Other (list)			3736		(26,696)	3740
10.	Net Capital				$	83,469	3750

Non allowable detail

Concession and fees receivable	$	7,679
Other assets		1,511
Total Non allowable	$	9,190

Reconciliation between unuadited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	83,694
Increase accrued expenses		(225)
Net capital per audited financial statements	$	83,469

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
NIKOH SECURITIES CORPORATION **as of December 31, 2010**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	392	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	78,469	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	77,469	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	5,880	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	5,880	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	7.04%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

Part B

22.	2% of combined aggegate debit items as shown in Formula for Reserve Requirements pursuant to Rul 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital reuqirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess net capital (line 10 less line 24)		3910
26.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% minimum Net Capital Requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealear and for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand not covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements.

Nikoh Securities Corporation
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2010

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(1) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

The accompanying notes to the financial statements are an integral part of these statements.

VICTORIUM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
Nikoh Securities Corporation

In planning and performing our audit of the financial statements of Nikoh Securities Corporation (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal courser of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for information and use of the sole shareholder, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 20, 2011